FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2009

Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____



MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562-9700
Fa +27 11 562-9801
www.goldfields.co.za

Standard and Poor's assigns Gold Fields an investment grade credit rating

Johannesburg, 19 March 2009. Standard and Poor's Ratings Services (**"S&P"**) today assigned Gold Fields Limited (**''Gold Fields''**) (JSE, NYSE, NASDAQ Dubai: GFI) with a 'BBB-/ A-3' long-term and short-term global corporate credit rating and 'zaA/zaA-1' long-term and short-term South Africa national scale corporate credit rating. The outlook is stable.

The long-term ratings reflect Gold Fields' satisfactory business risk and intermediate financial risk profiles while the short-term ratings reflect Gold Fields' adequate liquidity.

The satisfactory business risk profile reflects Gold Fields' market position as the world's fourth largest gold producer, an industry-leading long reserve life of over 20 years, healthy profitability underpinned by persistently strong gold prices. The company's leverage and financial policy is considered to be moderate.

The stable outlook reflects the expectation that Gold Fields will continue to report healthy cash flow generation, supported by ongoing strong gold prices and a weak exchange rate.

Paul Schmidt, Chief Financial Officer of Gold Fields, said:

"The credit rating is an independent endorsement of Gold Fields as an investment grade company with a stable outlook. The rating further confirms aspects such as Gold Fields' sound corporate governance and risk management while aligning it with global best practice and its peers. Although the intention is to reduce debt over the next 18 months, an official credit rating will allow flexibility to efficiently structure long-term debt as well as new debt, should the need arise.

ends

Enquiries:
Willie Jacobsz
Mobile: +857 241-7127
Nikki Catrakilis-Wagner
Mobile: +27 (0) 83 309 6720
Marritt Claassens
Mobile: +27 (0) 82 307-3297

ends

Enquiries

Media and Investor Enquiries

Willie Jacobsz
Tel   +508 358-0188
Mobile +857 241-7127
email   Willie.jacobsz@gfexpl.com

Investor Enquiries

Nikki Catrakilis-Wagner
Tel   +27 11 562-9706
Mobile +27 (0) 83 309-6720
email   Nikki.Catrakils-Wagner@
        goldfields.co.za

Media Enquiries

Marritt Claassens
Tel   +27 11 562-9774
Mobile +27 (0) 82 307-3297
email   MarrittC@goldfields.co.za

Directors: A J Wright (Chairman), N J Holland[†] (Chief Executive Officer), K Ansah, C Carolus, R Dañino*, J G Hopwood, G Marcus, R P Menell, D N Murray, D M J Ncube, R L Pennant-Rea[†], C I von Christierson, G M Wilson
[†]British, [#]Ghanaian, *Peruvian
Corporate Secretary: C Farrel

About Gold Fields

Gold Fields Limited is one of the world's largest unhedged producers of gold with attributable production of 3,64 million ounces per annum from eight operating mines in South Africa, Ghana and Australia. A ninth mine, Cerro Corona Gold/Copper mine in Peru, commenced production in August 2008 at an initial rate of approximately 375,000 gold equivalent ounces per annum. Gold Fields aims to reach a production rate of approximately 4.0 million ounces per annum during the March quarter of 2009. The company has total attributable ore reserves of 83 million ounces and mineral resources of 251 million ounces. Gold Fields is listed on the JSE Limited (primary listing), New York Stock Exchange (NYSE), NASDAQ Dubai Limited (NASDAQ Dubai), New Euronext in Brussels (NYX) and Swiss Exchange (SWX). For more information please visit the Gold Fields website at www.goldfields.co.za.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 19 March 2009

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs